INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin  53212

VIA EDGAR

November 14, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust –File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Palmer Square Long/Short Credit Fund

Ladies and Gentlemen:

Pursuant to the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 27, 2014, regarding Post-Effective Amendment No. 548 to the Registrant’s registration statement filed on Form N-1A with respect to the Palmer Square Long/Short Credit Fund (the “Fund”), a series of the Registrant, please find below the completed “Fees and Expenses” table and expense Example of the Fund.

Fees and Expenses of the Fund
		Class A Shares		Class I Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)		5.75%		None
Maximum deferred sales charge (load)(as a percentage of the lesser of asset value at purchase or redemption)		1.00%1		None
Redemption fee		None		None
Wire fee		$20		$20
Overnight check delivery fee		$25		$25
Retirement account fees (annual maintenance fees)		$15		$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.00%		1.00%
Distribution and/or service (12b-1) fees		0.25%		None
Other expenses2		1.15%		1.15%
Dividends and interest expense on short sales	0.25%		0.25%
Shareholder servicing fee	0.10%		0.10%
All other expenses	0.80%		0.80%
Total annual fund operating expenses		2.40%		2.15%
Fees waiver and/or expense reimbursements3		(0.40%)		(0.40%)
Total annual fund operating expenses (after waiving fees and/or reimbursing expenses)3		2.00%		1.75%

1.
No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge ("CDSC") of 1% will be imposed on certain redemptions of such shares within 12 months of the date of purchase.

2.	Other expenses are estimated for the current fiscal year. Actual expenses may differ from estimates.
3.
The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding, as applicable, any acquired fund fees and expenses (as determined in accordance with Form N-1A), interest, taxes, dividends and interest expenses on short positions, brokerage commissions and extraordinary expenses such as litigation expenses) do not exceed 1.75% and 1.50% of the average daily net assets of the Fund's Class A shares and Class I shares, respectively.  This agreement is effective until February 28, 2016 and it may be terminated before that date only by Trust's Board of Trustees.  The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, for fees it waived and Fund expenses it paid for three years from the date of any such waiver or payment.

Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
Class A shares	$766	$1,244
Class I shares	$178	$635

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kiran Dhillon (626-385-5770) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/KIRAN DHILLON
Kiran Dhillon
Assistant Secretary

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